Filed pursuant to Rule 424(b)(3)

Registration No. 333-125643

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 2 DATED DECEMBER 9, 2005

TO THE PROSPECTUS DATED NOVEMBER 10, 2005

This document supplements, and should be read in conjunction with, our prospectus dated November 10, 2005 relating to our follow-on offering of 300,600,000 shares of common stock, as supplemented by supplement no. 1 dated November 16, 2005. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	status of our public offerings;

•	information regarding our indebtedness; and

•	entering into an agreement to recapitalize and reconstitute two entities that own interests in a 57-story office tower, a 400-room hotel and a 982-space parking garage, all located in Cleveland, Ohio.

Status of Our Public Offerings

We commenced our initial public offering of 785 million shares of common stock on December 1, 2003, which consisted of a 600,000,000-share primary offering and a 185,000,000-share offering under our dividend reinvestment plan. We stopped making offers under the primary offering on November 26, 2005. We received aggregate gross offering proceeds of approximately $1.9 billion from the sale of approximately 191.6 million shares in our initial public offering.

On November 10, 2005, we commenced our follow-on offering of 300,600,000 shares of common stock. Of these shares, we are offering 300,000,000 shares in a primary offering and 600,000 shares under our dividend investment plan. As of December 2, 2005, we had received gross offering proceeds of approximately $0.2 million from the sale of approximately 25,000 shares in our follow-on offering.

As of December 2, 2005, we had received aggregate gross offering proceeds of approximately $1.9 billion from the sale of approximately 191.6 million shares in all of our public offerings. After incurring approximately $38.2 million in acquisition fees, approximately $182.0 million in selling commissions and dealer manager fees, approximately $30.5 million in other organization and offering expenses, and funding common stock redemptions of approximately $15.1 million pursuant to the share redemption program, as of December 2, 2005, we had raised aggregate net offering proceeds available for investment in properties of approximately $1.7 billion out of which approximately $1.4 billion had been invested in real estate properties and approximately $267.8 million remained available for investment in real estate properties.

Indebtedness

As of December 2, 2005, our leverage ratio, that is, the ratio of total debt to total purchase price of real estate assets plus cash and cash equivalents, was approximately 23%. As of December 2, 2005, total indebtedness was $509.5 million, which consisted of fixed-rate mortgages on certain properties. No amounts were outstanding under our $400.0 million credit facility. Based on the value of our borrowing-base properties, we had approximately $259.1 million in capacity under our $400.0 million credit facility, of which $9.2 million was pledged in the form of letters of credit for future tenant improvements and leasing costs.

Key Center Recapitalization and Reconstitution Agreement

On December 1, 2005, we entered into a Recapitalization and Reconstitution Agreement dated as of November 30, 2005 (the “Agreement”) with OTR, as nominee for the State Teachers Retirement Board of Ohio, Jacobs Realty

Investors Limited Partnership, and various Jacobs-affiliated entities (collectively, the “Jacobs Parties”) to recapitalize and reconstitute the entities that own the interests in a 57-story office tower containing approximately 1,321,100 rentable square feet, a 400-room full service Marriott hotel and a 982-space parking garage, all located in Cleveland, Ohio (collectively, the “Key Center Property”), for a total gross investment of $312,250,000, plus closing costs. In connection with the execution of the Agreement, we paid a deposit in the amount of $20,000,000 to an escrow agent, which will be applied against the amount that we are obligated to provide to recapitalize and reconstitute the ownership entities pursuant to the Agreement.

Under the Agreement, in addition to the gross investment described above, we are obligated to pay certain closing costs, including, but not limited to, attorneys fees, title insurance premiums, survey costs, recording charges and one-half the escrow charges, as well as the fees of our outside auditors to prepare the Audit Report and Opinion.

Under the Agreement, the closing of the transaction will occur on December 23, 2005. In the event all conditions to our obligations to close have not been satisfied by that date, the closing will be extended to December 30, 2005, with us receiving a credit in the amount of $50,000 against the amount that we are obligated to provide toward the recapitalization for each day beyond December 23, 2005 that the closing does not occur. In the event that all conditions to our obligations to close have not been satisfied by December 30, 2005, then, at our option, (a) the closing will be further extended to a date not later than January 13, 2006 and we will continue to receive a credit in an amount equal to $50,000 against the amount that we are otherwise obligated to provide toward the recapitalization for each day beyond December 23, 2005 that the closing does not occur, or (b) the Agreement will terminate and the deposit plus all interest earned on such amount will be returned to us, together with the reimbursement of our out-of-pocket expenses related to our efforts to acquire the property, not to exceed $500,000. If the closing does not occur by January 13, 2006, then either we or the Jacobs Parties may terminate the Agreement, in which event we will have the deposit plus all interest earned on such amount returned to us, together with the return reimbursement of our out-of-pocket expenses related to our efforts to acquire the Key Center Property, not to exceed $500,000. In the event neither we nor the Jacobs Parties terminate the Agreement, the closing date will be further extended to January 30, 2006, but we will not be entitled to any further $50,000 per day credits against the amount that we are obligated to contribute beyond January 13, 2006.

When the closing occurs and the entities that own the interests in the Key Center Property are recapitalized and reconstituted, we will be entitled to all the benefits of ownership of the Key Center Property, including the right to receive all net cash flow from the operation of the Key Center Property, excluding a de minimis amount of revenue derived from the operation of the hotel, less fees paid to third-party managers of the hotel and the parking garage.

SUPPLEMENTAL INFORMATION – The prospectus of Wells Real Estate Investment Trust II, Inc. consists of this sticker, the prospectus dated November 10, 2005, supplement no. 1 dated November 16, 2005 and supplement no. 2 dated December 9, 2005.

Supplement no. 1 includes:

•	status of our ongoing public offerings;

•	information regarding our indebtedness;

•	the acquisition of a six-story office building containing a total of approximately 250,000 rentable square feet in Irving, Texas;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended September 30, 2005, filed on November 14, 2005; and

•	our unaudited financial statements as of and for the nine months ended September 30, 2005.

Supplement no. 2 includes:

•	status of our public offerings;

•	information regarding our indebtedness; and

•	entering into an agreement to recapitalize and reconstitute two entities that own interests in a 57-story office tower, a 400-room hotel and a 982-space parking garage, all located in Cleveland, Ohio.

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